                                                                                            Exhibit 99.1

THE ASSEMBLY OF THE CITY OF BUDAPEST APPROVED THE TOWN PLAN (“KSZT”) OF
 THE DREAM ISLAND PROJECT ON THE OBUDA ISLAND IN THE DANUBE RIVER

Tel-Aviv, Israel, May 1, 2006 -- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI”) announced today that Dream Island 2004 Real Property Development Ltd. ("Dream Island"), which owns 320,000 sq.m. of land on the island of Obuda in the Danube River, located in the heart of Budapest, in which EMI indirectly holds 30% through its wholly owned subsidiary Plaza Centers (Europe) BV, has received on April 27, 2006, from the Budapest General Assembly, an approval for signing a framework agreement for infrastructure and roads with the Budapest Capital 3rd district and Budapest capital Municipality.

EMI further announced that on April 27, 2006, Budapest General Assembly approved the KSZT, within the framework of which construction rights for approximately 346,000 square meters were approved. The proposed plan includes development of the site as a tourism oriented area including 8-10 three-star and five-star hotels, 4 apartment hotels, which will be complemented by complex services, sport centers, yacht harbours, casino, shops, and a conference and convention center accommodating 3500 participants and an exhibition hall.

Dream Island intends to commence the construction on the southern side of the Island by the end of 2006 and to complete the project in 5-6 years, with a total investment of approximately €1.5 billion.

Formal approval is expected to be granted by the end of May 2006 following the KSZT publication by the Budapest Capital 3rd district and approval of same by the Chief Architect of the region.

Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors the Company, commented: “The Obuda Island is ideally located in the heart of Budapest and upon completion, will transform into the biggest tourist and entertainment hub in Europe. The Obuda project is considered as one of the most challenging project in Europe.”

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com